EXHIBIT 12.1

NEIMAN MARCUS GROUP LTD LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Fiscal year ended					Thirty-nine weeks ended		Thirteen weeks ended		Fiscal year ended
(in thousands, except ratios)	July 29, 2017		July 30, 2016		August 1, 2015	August 2, 2014		November 2, 2013		August 3, 2013
	(Successor)		(Successor)		(Successor)	(Successor)		(Predecessor)		(Predecessor)
Fixed charges:
Interest on debt	$277,642		$268,395		$267,752	$216,281		$34,998		$160,839
Amortization of debt discount and expense	24,510		24,572		24,560	17,117		2,466		8,404
Interest element of rentals	33,693		34,320		33,462	23,232		7,293		29,139
Total fixed charges	$335,845		$327,287		$325,774	$256,630		$44,757		$198,382
Earnings (loss):
Earnings (loss) from continuing operations before income taxes	$(748,889)		$(547,251)		$28,076	$(223,908)		$(5,179)		$277,432
Add back:
Fixed charges	335,845		327,287		325,774	256,630		44,757		198,382
Amortization of capitalized interest	1,540		2,180		1,208	886		295		1,181
Less:
Capitalized interest	(6,270)		(7,298)		(2,361)	(630)		(140)		(237)
Total earnings (loss)	$(417,774)		$(225,082)		$352,697	$32,978		$39,733		$476,758
Ratio of earnings to fixed charges (a)		(b)		(c)	1.1		(d)		(e)	2.4

(a)	Interest associated with income tax liabilities is excluded from our calculation.

(b)
For the fiscal year ended July 29, 2017, the aggregate amount of fixed charges exceeded our earnings by approximately $753.6 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2017 is due primarily to (1) pretax impairment charges related to (i) $309.7 million for the writedown to fair value of the net carrying value of tradenames, (ii) $196.2 million for the writedown to fair value of goodwill and (iii) $4.8 million for the writedown to fair value of the net carrying value of certain long-lived assets and (2) the continuation of adverse economic and business trends resulting in lower than expected revenues.

(c)
For the fiscal year ended July 30, 2016, the aggregate amount of fixed charges exceeded our earnings by approximately $552.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for fiscal year 2016 is due primarily to the pretax impairment charges related to (i) $228.9 million for the writedown to fair value of the net carrying value of tradenames, (ii) $199.2 million for the writedown to fair value of goodwill and (iii) $38.1 million for the writedown to fair value of the net carrying value of certain long-lived assets.

(d)
For the thirty-nine weeks ended August 2, 2014, the aggregate amount of fixed charges exceeded our earnings by approximately $223.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(e)
For the thirteen weeks ended November 2, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $5.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.